EXHIBIT 99.1

                   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2001 gives effect to the Company's March 1, 2001 acquisition (the "Acquisition") of Avis Group Holdings, Inc. ("Avis"), which has been accounted for under the purchase method of accounting.

The Unaudited Pro Forma Condensed Combined Statement of Operations assumes the Acquisition occurred on January 1, 2001. The unaudited pro forma financial information is based on the historical consolidated financial statements of the Company and Avis under the assumptions and adjustments set forth in the accompanying explanatory notes.

Since Avis was consolidated with the Company as of March 1, 2001, the results of operations of Avis between January 1, 2001 and February 28, 2001 were combined with the Company's results of operations to report the combined pro forma results of operations for the six month period ended June 30, 2001. All intercompany transactions were eliminated on a pro forma basis. Historically, Avis paid the Company for services the Company provided related to call centers and information technology and for the use of the Company's trademarks.

As a result of the Acquisition, the Company made payments totaling approximately $994 million, including payments of $937 million to Avis stockholders, direct expenses of $40 million related to the transaction and the net cash obligation of $17 million related to Avis stock options settled prior to consummation. The purchase price also included the fair value of CD common stock options exchanged with certain fully-vested Avis stock options. The Unaudited Pro Forma Condensed Combined Statement of Operations reflects interest expense resulting from a portion of the purchase price being funded by the issuance of $600 million in debt, with the remaining amount provided by cash.

The unaudited pro forma financial information excludes any benefits that might result from the Acquisition due to synergies that may be derived or from the elimination of duplicate efforts.

The Company's management believes that the assumptions used provide a reasonable basis on which to present the unaudited pro forma financial information. The Company has completed other acquisitions and dispositions which are not significant and, accordingly, have not been included in the accompanying unaudited pro forma financial information. The unaudited pro forma financial information may not be indicative of the results of operations that would have occurred if the Acquisition had been in effect on the dates indicated or which might be obtained in the future.

The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes for the Company and Avis.

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                      CENDANT CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                              HISTORICAL
                                                            HISTORICAL            AVIS            PURCHASE        COMBINED
                                                              CENDANT      JAN 1- FEB 28, 2001   ADJUSTMENTS      PRO FORMA
                                                            ----------     -------------------   -----------      ---------

REVENUES
    Membership and service fees, net                        $    2,431     $              27     $       (34)(a)  $   2,424
    Vehicle-related                                              1,433                   594              --          2,027
    Other                                                           25                    20              -- (b)         45
                                                            ----------     -------------------   -----------      ---------
Net revenues                                                     3,889                   641             (34)         4,496

EXPENSES
    Operating                                                    1,239                   174             (34)(a)      1,379
    Vehicle depreciation, lease charges and interest, net          725                   350              --          1,075
    Selling, general and administrative                            895                   115              --          1,010
    Non-vehicle depreciation and amortization                      222                    23               2 (d)        247
    Other charges, net                                             212                     -              --            212
    Non-vehicle interest, net                                      122                    12               1 (c)        135
                                                            ----------     -------------------   -----------      ---------
Total expenses                                                   3,415                   674             (31)         4,058

Net gain on dispositions of businesses                             435                    --              --            435
                                                            ----------     -------------------   -----------      ---------
INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST
    AND EQUITY IN HOMESTORE.COM                                    909                   (33)             (3)           873
Provision (benefit) for income taxes                               336                   (10)             (2)(e)        324
Minority interest, net of tax                                       18                    --              --             18
Losses related to equity in Homestore.com, net of tax               36                    --              --             36
                                                            ----------     -------------------   -----------      ---------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
    ACCOUNTING CHANGE                                       $      519     $             (23)    $        (1)     $     495
                                                            ==========     =================     ===========      =========

CD COMMON STOCK INCOME PER SHARE
    INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE
    Basic                                                   $     0.61                                            $    0.58
    Diluted                                                       0.58                                                 0.55

    WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic                                                          820                                                  820
    Diluted                                                        868                                                  868

MOVE.COM COMMON STOCK INCOME PER SHARE
    INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE
    Basic                                                   $     9.94                                            $    9.94
    Diluted                                                       9.81                                                 9.81

WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic                                                            2                                                    2
    Diluted                                                          2                                                    2

 SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
                                  OPERATIONS.

                      CENDANT CORPORATION AND SUBSIDIARIES
                          NOTES TO UNAUDITED PRO FORMA
                   CONDENSED COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                             (DOLLARS IN MILLIONS)

(a) Represents the elimination of amounts paid by Avis to the Company for services provided by the Company related to call centers and information technology and for the use of trademarks.

(b) Represents the elimination of the Company's earnings attributable to its investment in Avis for which the combined effect is zero.

(c) Represents interest expense on debt issued to finance the acquisition of Avis ($7), net of amortization of the fair value adjustment on acquired debt ($4) and the reversal of Avis' amortization of debt-related costs ($2).

(d) Represents the amortization of goodwill generated on the excess of fair value over the net assets acquired on a straight-line basis over 40 years, net of the reversal of Avis' amortization of pre-acquisition goodwill and other identifiable intangibles resulting from the allocation of purchase price on a straight-line basis over 20 years.

(e) Represents the income tax effect of the purchase adjustments and other pro forma adjustments at an estimated statutory rate of 38.5% (not including adjustments for non-deductible goodwill).

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